Exhibit 1.02

Conflict Minerals Report

Bed Bath & Beyond Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD in respect of 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule").  The date of filing of this Conflict Minerals Report is May 30, 2014.

Unless otherwise indicated, the term "Company" refers collectively to Bed Bath & Beyond Inc. and subsidiaries.

As used herein, "Conflict Minerals" are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws.  Any statements that do not relate to historical or current facts or matters are forward-looking statements.  Forward-looking statements can be identified by the use of words, such as "intend" and the like, or the use of the future tense.  Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.  Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that Conflict Minerals that are necessary to the functionality or production of private label products that it contracts to manufacture benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements.  These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, (3) the ability to obtain and retain necessary internal and external resources, and (4) political and regulatory developments, whether in the Democratic Republic of the Congo (the "DRC") region, the United States or elsewhere.  Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document.  The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to the Company

Bed Bath & Beyond Inc. and subsidiaries (the “Company”) is a retailer which operates under the names Bed Bath & Beyond, Christmas Tree Shops, Christmas Tree Shops andThat! or andThat!, Harmon or Harmon Face Values, buybuy BABY and World Market, Cost Plus World Market or Cost Plus.  Customers can purchase products from the Company either in store, online or through a mobile device.  The Company has the developing ability to fulfill customer purchases by in store customer pick up or by direct shipment to the customer from the Company’s distribution facilities, stores or vendors.  The Company also operates Linen Holdings, a provider of a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, food service, healthcare and other industries. Additionally, the Company is a partner in a joint venture which operates four retail stores in Mexico under the name Bed Bath & Beyond.

The Company sells a wide assortment of domestics merchandise and home furnishings.  Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles.  Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products.

In fiscal 2013, the Company purchased its merchandise from approximately 8,300 suppliers, with the Company’s largest supplier accounting for approximately 5% of the Company’s merchandise purchases and the Company’s 10 largest suppliers accounting for approximately 17% of such purchases.  The Company purchases substantially all of its merchandise in the United States, the majority from domestic sources and the balance from importers.  The Company purchases a small amount of its merchandise directly from overseas sources.  The Company believes that most merchandise, other than brand name goods, is available from a variety of sources and that most brand name goods can be replaced with comparable merchandise.

A portion of the Company’s products are private label products and as such, the Company is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the materials, parts, ingredients or components of some of these private label products that contain necessary Conflict Minerals.  For a majority of its private label products, the Company does not have the requisite level of influence over the materials, parts, ingredients or components of the products for the products to be in-scope.  Therefore, those private label products and the related suppliers are not in-scope for purposes of the Company’s compliance with the Conflict Minerals Rule.  For 2013, the Company has identified approximately 130 suppliers of potentially in-scope products.  This represents less than 2% of the Company’s entire supplier base for fiscal 2013.  None of the Company’s fiscal 2013 top 10 suppliers or the supplier’s products were determined by the Company to be in-scope for purposes of the Company’s compliance with the Conflict Minerals Rule.

Overview

For 2013, the Company was unable to determine the origin of at least a portion of the necessary Conflict Minerals in each of its in-scope products.  However, none of the necessary Conflict Minerals contained in the in-scope products were determined by the Company to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.  The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

For a list of the Company’s in-scope product categories, see "Product Information:  Additional Risk Mitigation Efforts" below.  Not all of the products in these categories were in-scope.

Due Diligence Framework

For 2013, the Company utilized due diligence measures relating to Conflict Minerals that are intended to conform with, in all material respects, the applicable criteria set forth in the Organisation for Economic Co-operation and Development's (the "OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Guidance").

According to its website: the mission of the OECD is to promote policies that will improve the economic and social well-being of people around the world; and the OECD provides a forum in which its 34 member countries and other constituencies can work together to share experiences and seek solutions to common problems.

The OECD Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas.  Its objective is to help companies respect human rights and avoid contributing to conflict through the companies’ mineral sourcing practices.  The OECD Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view to enabling countries to benefit from the countries’ natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity.  While not legally binding, the adoption of the OECD Guidance at the ministerial level by the OECD reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.  This framework consists of the following elements:

1.	Establish strong company management systems ("Step One");

2.	Identify and assess risk in the supply chain ("Step Two");

3.	Design and implement a strategy to respond to identified risks ("Step Three");

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain ("Step Four"); and

5.	Report on supply chain due diligence ("Step Five").

The implementation of the Company’s due diligence measures in respect of 2013 is discussed separately below under "Due Diligence Program Execution."

Due Diligence Program Execution

In furtherance of the Company’s Conflict Minerals due diligence, the Company performed the following due diligence measures in respect of 2013.  These are not all of the measures that the Company took in respect of 2013 in furtherance of its Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.  In addition, certain of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
The Company established a Conflict Minerals Committee charged with creating and implementing the Company’s Conflict Minerals compliance program.  The Conflict Minerals Committee was overseen in respect of 2013 by senior personnel in the Company’s legal department.  The following functional areas were represented on the Conflict Minerals Committee: buying; finance; legal; logistics; product development; and quality assurance.  The Company also retained a specialist outside counsel to assist it with the implementation of the Company’s compliance program.

b.
The Company trained internal personnel from buying, finance, logistics, product development and quality assurance on the Conflict Minerals Rule, the OECD Guidance, and the Company’s Conflict Minerals compliance program.  Internal personnel from logistics and quality assurance were also educated on the procedures for reviewing and validating supplier responses to the Company’s inquiries.

c.
The Company furnished all of its suppliers with an introductory letter that provided information on the Conflict Minerals Rule.  The letter indicated that certain suppliers would be required to provide the Company with sourcing information.

d.
The Company adopted a policy for the supply chain of Conflict Minerals (the "Conflict Minerals Policy").  The policy was communicated in writing to all of the potentially in scope suppliers of private label products.  The Company’s Conflict Minerals Policy is summarized in the Form SD to which this Conflict Minerals Report is an exhibit.

e.
The Company developed a vendor survey (the "Conflict Minerals Survey") based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to identify in-scope products and smelters and refiners in its supply chain.  The Company was a member of the National Retail Federation's Conflict Minerals working group.

f.
The Company has in place a policy requiring the maintenance of business records relating to Conflict Minerals due diligence processes, findings and resulting decisions for at least five years.  The Company maintains its records relating to Conflict Minerals due diligence processes, findings and resulting decisions in respect of 2013 in electronic format.

g.	The Company made the Conflict Minerals Policy available to all suppliers through the Quality Assurance Manuals issued under some of the names under which the Company operates.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.
The Company determined which of its products were potentially in-scope for 2013 through its level of involvement with the manufacturing of the products, product specifications, supplier inquiries, consultations with relevant internal personnel and other information known to the Company concerning the products.  The in-scope products list formed the basis of the Company’s list of suppliers that it believed to be in-scope for 2013 (the “Suppliers”).

b.
The Company requested by email that the Suppliers provide it with information, through the completion of the Conflict Minerals Survey, concerning the usage and source of Conflict Minerals in the in-scope products that the Company purchased from them, as well as information concerning the Supplier’s related compliance efforts.  The request was accompanied by the Company’s Conflict Minerals Policy, instructions for completing the Conflict Minerals Survey and definitions relevant to the survey.  The Company followed up with the Suppliers that did not respond to the request within the specified time frame.  The information was requested from each Supplier up to a total of four times.  The initial requests were made by the Conflict Minerals Committee.  If a response was not received from the Supplier, the request was escalated to the applicable buying group within the Company.

c.
The Company reviewed the responses received from the Suppliers using Company-established guidelines for review.  The Company followed up with the Suppliers that submitted an incomplete response or a response that it determined contained errors or inaccuracies or that otherwise provided a response that it determined required additional support or confirmation, in each case requesting that the Supplier submit a revised response or additional information.

d.	The Company reviewed documentation relating to the Supplier's Conflict Minerals policy or conflict free sourcing policy to the extent available.

e.	Based on the information furnished by the Suppliers and other information known to it, the Company assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	The Conflict Minerals Committee reported the findings of its supply chain risk assessment to senior personnel in the Company’s legal department and senior management.

b.
The Company initiated a tiered risk mitigation strategy that, depending upon the particular facts and circumstances, contemplates continued engagement with the Supplier to achieve progressive improvement or the suspension or discontinuation of business with the Supplier.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with the Company’s due diligence, the Company utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"

The Company has filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made the filing available on its website.

Product Information:  Additional Risk Mitigation Efforts

For 2013, the Company was unable to determine the origin of at least a portion of the necessary Conflict Minerals in each of its in-scope products.  However, none of the in-scope products were determined by the Company to contain necessary Conflict Minerals that directly or indirectly financed or benefited an armed group in the DRC or an adjoining country.  The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

For 2013, notwithstanding due diligence, the Company was unable to identify the smelters or refiners used to process the necessary Conflict Minerals contained in the in-scope products.  Accordingly, the Company was also unable to identify the country of origin of the Conflict Minerals contained in the in-scope products.

The in-scope products were private label products in the furniture, jewelry, kitchen gadgets and lighting categories.  These product categories represented all of the Company’s in-scope products in respect of 2013.  However, not all of the products in these categories were in-scope.  The Company had a small amount of in-scope product for 2013, given that less than 2% of the Company’s fiscal 2013 suppliers were determined to be in-scope.

The Company endeavored to determine the mine or location of origin of the Conflict Minerals contained in the in-scope products by requesting that the Suppliers of the in-scope products provide the Company with a completed Conflict Minerals Survey.

Risk Mitigation Efforts After December 31, 2013

The Company intends to take the following additional steps in 2014 to mitigate the risk that the Company’s in-scope products that contain necessary Conflict Minerals benefit armed groups:

1.	Adopt a grievance mechanism for reporting violations of the Company’s Conflict Minerals Policy.

2.	Add the Conflict Minerals Policy to the Quality Assurance Manuals/Vendor Compliance Guides issued under all of the names under which the Company operates.

3.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

4.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers.

5.	Incorporate selected aspects of the Company’s suppliers’ Conflict Minerals sourcing procedures into the Company’s supplier social compliance audit program.

6.	Internally review the compliance by selected higher-volume in-scope private label suppliers with the Company’s Conflict Minerals Policy.

7.
Communicate to new in-scope private label suppliers the Company’s sourcing expectations, including through the dissemination of the Conflict Minerals Policy.  In addition, as new in-scope private label suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

All of these steps are in addition to the steps that the Company took in respect of 2013, which it intends to continue to take in respect of 2014 to the extent applicable.